

June 25, 2013

<u>Via E-mail</u>
Gregory L. Werner
Vice Chairman and Chief Executive Officer
Werner Enterprises, Inc.
14507 Frontier Road
Post Office Box 45308
Omaha, NE 68145-0308

  Re: **Werner Enterprises, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 25, 2013
     Definitive Proxy Statement on Schedule 14A
     Filed April 9, 2013
     File No. 000-14690

Dear Mr. Werner:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Max A. Webb

         Max A. Webb
         Assistant Director